August 9, 2024

Matthew F. Pine
President and Chief Executive Officer
Xylem Inc.
301 Water Street SE
Washington, DC 20003

       Re: Xylem Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 2, 2024
           File No. 001-35229
Dear Matthew F. Pine:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 65

1. We note that you have included Revenue as your Company-Selected Measure pursuant to
       Item 402(v)(2)(vi) of Regulation S-K. Please include your
Company-Selected Measure in
       the Tabular List provided pursuant to Item 402(v)(6) of Regulation S-K. In that regard, we
       note that you included    Organic Revenue    in your Tabular List, but
not Revenue.
 August 9, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson at 202-551-3584 or Amanda Ravitz at 202-551-3412 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program